

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 16, 2017

<u>Via E-mail</u>
Mr. Paul Cowan
Chief Executive Officer and Chairman of the Board of Directors
Quotient Limited
Pentlands Science Park
Bush Loan, Penicuik, Midlothiam
EH26 OPZ, United Kingdom

> **Re:** **Quotient Limited**
> **Form 10-K for Fiscal Year Ended March 31, 2016**
> **Filed May 31, 2016**
> **File No. 1-36415**

Dear Mr. Cowan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance